Exhibit 99.1

Gazit-Globe Files Form 15F to Deregister in the U.S. Under the Securities Exchange Act of 1934

TEL AVIV, Israel, March 8, 2019 (NASDAQ NEWSWIRE) – Gazit-Globe Ltd. (NYSE and TASE: GZT) (“Gazit” or the “Company”), a leading global real estate company focused on the ownership, management and development of retail and mixed use properties in major urban markets in North America, Brazil, Israel, Northern, Central and Eastern Europe, announced today that it has filed a Form 15F with the United States Securities and Exchange Commission (the “SEC”) for the purpose of deregistering and terminating its reporting obligations under Section 13(a) and Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to its ordinary shares.

Gazit expects that the Exchange Act deregistration and the termination of its duty to file reports will become effective 90 days after the filing of the Form 15F with the SEC. However, as a result of this filing, Gazit’s reporting obligations to the SEC, including its obligations to file annual reports on Form 20−F and reports of foreign private issuer on Form 6−K, will immediately be suspended.

Today’s filing follows upon the previously-announced voluntary delisting by Gazit of its ordinary shares from the New York Stock Exchange (the “NYSE”), which was effective as of the close of trading yesterday (March 7, 2019).

Despite the delisting, deregistration and termination of reporting, Gazit’s ordinary shares will continue to be listed and trade on the Tel Aviv Stock Exchange (the “TASE”) under the symbol “GZT”. Gazit’s annual report, financial statements and periodic press releases will also continue to be available on Gazit's website at http://www.gazitglobe.com.

Gazit remains committed to its U.S. investors and will retain high standards of corporate governance required under the TASE rules and Israeli law and will continue to provide comprehensive and transparent financial reporting to the Israel Securities Authority and the TASE.

U.S. holders of Gazit’s ordinary shares should contact the Company’s registrar and transfer agent in the United States, American Stock Transfer & Trust Company, LLC, at (718) 921-8124 (for callers from outside the US) or 1-800-937-5449 (for callers within the US) for further information or assistance in transferring shares from the NYSE to the TASE .

About Gazit

Gazit Globe is a leading global real estate company focused on the ownership, management and development of retail and mixed use properties in North America, Brazil, Israel, northern, central and Eastern Europe, located in urban growth markets. Gazit Globe is listed on the New York Stock Exchange (NYSE: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-35 index in Israel. As of September 30, 2018, Gazit Globe owns and operates 101 properties, with a gross leasable area of approximately 2.5 million square meters and a total value of approximately NIS 38.6 billion. In addition, as of September 30, 2018, Gazit Globe owned 31.3% of First Capital Realty Inc.

Cautionary Note Re: Forward-Looking Statements:

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical fact. Forward-looking statements herein include those statements regarding Gazit’s ability to execute its operating plan and future financial performance and any other statements that are not statements of historical fact. These statements may be identified, without limitation, by the use of forward-looking terminology such as “anticipates”, “expects,” “will” or comparable terms or the negative thereof. Such statements are based on management’s current estimates, assumptions that management believes to be reasonable, and currently available competitive, financial, and economic data as of the date hereof. Forward-looking statements are inherently uncertain and subject to a variety of events, factors and conditions, many of which are beyond the control of Gazit and not all of which are known to Gazit, including, without limitation, Gazit’s ability to realize anticipated cost savings from its delisting and deregistration, its ability to timely and effectively implement its delisting and deregistration, adverse effects on share price and liquidity following Gazit’s deregistration, as well as more general business and financial risks such as those risk factors described from time to time in Gazit’s reports filed with or furnished to the SEC, ISA and TASE. Investors should keep in mind that Gazit’s financial results in any particular period may not be indicative of future results. Gazit is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Investors Contact: IR@gazitgroup.com, Media Contact: PR@gazitgroup.com

Gazit Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 6948000